

Mail Stop 3561

November 20, 2007

By Facsimile and U.S. Mail

Mr. Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

   Re: Consolidated Edison, Inc.
     Form 10-K for the year ended December 31, 2006
     Filed February 21, 2007
     File No. 1-14514

Dear Mr. Hoglund:

 We reviewed your response to our prior comment on the above referenced filing as set forth in your letter dated October 24, 2007. Our review resulted in the following accounting comment.

1. We have read and considered your response to our comment letter dated October 2, 2007. We believe that paragraph 9 contemplates those circumstances where an *incurred* cost, that would otherwise be charged to expense, is approved for future rate recovery would be deferred as an asset. Typically that situation would arise when a cost, that was not incorporated in the development of base rates, is incurred and it is probable that the regulator will order revenues to be collected in the future to recover such cost. In this instance we are unclear on how estimated costs, that have clearly not been *incurred* at the time of the issuance of the rate order, represent *incurred costs* as defined in footnote 5 of SFAS no. 71. Please specifically address in detail. On a related point, if you were able to associate the regulator's phased-in revenue increase with actual incurred costs, it appears you would be capitalizing amounts in excess of incurred costs since the revenue requirement is based on *allowed costs,* as defined in footnote 1 to Statement 71, which contains an imputed return element that does not meet the definition of an incurred cost per footnote 5 of SFAS No. 71 and thus would not be comprehended by paragraph 9 and should not be deferred. Please advise on this point. Finally, if your position is that the regulator was effectively allowing you to defer a portion of your anticipated cost structure for later recovery in rates, please explain why you did not debit regulatory assets and credit expenses as opposed to accruing revenue and setting up a regulatory asset. We may have further comment.

   As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

   If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849.

          Sincerely,

          Jim Allegretto
          Senior Assistant Chief Accountant